Exhibit 99.1

NOTICE OF

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2023

To the shareholders and ADS holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the Special General Meeting of Shareholders (the “Meeting”) will be held on Thursday, November 30, 2023, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the Meeting will be to increase the Company’s authorized share capital by 900,000,000, such that following the increase, the authorized share capital shall equal NIS 1,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each, and to amend the Company’s articles of association accordingly.

Only shareholders and holders of American Depositary Shares at the close of business on November 10, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
November 3, 2023

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2023

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Special General Meeting of Shareholders (the “Meeting”), to be held on Thursday, November 30, 2023, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Meeting will be to increase the Company’s authorized share capital by 900,000,000, such that following the increase, the authorized share capital shall equal NIS 1,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each, and to amend the Company’s articles of association accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the proposal on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on November 10, 2023, shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation

Shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about November 16, 2023. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, 5759-1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the Meeting. Response of the board to the position statement may be submitted not later than five days before the Meeting.

Quorum

At the close of business on November 1, 2023, we had outstanding 30,204,991 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon the matter to be voted on at the Meeting.

Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to December 3, 2023 (to the time and place). No further notice will be given or publicized with respect to such adjourned meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

Proposal 1 to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2022, see “Item 6B. Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F, which was filed on April 27, 2023.

PROPOSAL 1:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is NIS 1,000,000 divided into 100,000,000 ordinary shares, par value NIS 0.01 each. As of November 1, 2023, we had 30,204,991 ordinary shares issued and outstanding and we had no preferred shares outstanding. In addition , as of November 1, 2023, 1,944,730 ordinary shares issuable upon exercise of options outstanding under our SaverOne 2014 Ltd. 2015 Share Incentive Plan (the “2015 Plan”), 900,000 restricted ordinary shares units outstanding under the 2015 Plan, 155,270 ordinary shares reserved for future issuance under our 2015 Plan, 787,550  ordinary shares issuable upon the exercise of warrants granted to the underwriters in connection with our initial public offering in the United States in June 2022 (the “IPO”) and 16,383,410 ordinary shares issuable upon the exercise of warrants sold in our IPO. Accordingly, 49,624,049 ordinary shares remain unissued and unreserved.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares, ADSs or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares or ADSs; (ii) diluting the market price of the ordinary shares or ADSs, to the extent that the new ordinary shares or ADSs are issued and sold at prices below current trading prices of the existing ordinary shares or ADSs, or if the issuance consists of equity securities convertible into ordinary shares or ADSs, to the extent that the securities provide for the conversion into ordinary shares or ADSs at prices that could be below current trading prices of the ordinary shares or ADSs; and (iii) diluting the book value per share of the outstanding ordinary shares or ADSs.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the increase to our authorized share capital by 900,000,000, such that following the increase, the authorized share capital shall equal NIS 1,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each, and the corresponding amendment to our articles of association be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the increase in our authorized share capital and corresponding amendment to our articles of association as specified above.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 3, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 3, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
November 3, 2023